Exhibit 99.1

December 17, 2012

QMM: NYSE MKT
QTA: TSX VENTURE
NR-29-12

QUATERRA ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C. - Quaterra Resources Inc. (the "Company") today announced that it is seeking TSX Venture Exchange and NYSE MKT approval for a non-brokered private placement offering (the "Offering") of up to US $2,275,000 gross proceeds.

The Offering will consist of up to 6,500,000 Units at US $0.35 per Unit. Each Unit is comprised of one common equity share of the Company and one non-transferable share purchase warrant exercisable to purchase one additional common equity share of the Company at a price of US $0.53 for a period of two years from the closing of the Offering subject to the following acceleration provision: if, at any time after four months from the date of closing of the Offering, the 5-day weighted average trading price of the Company’s common stock on the NYSE MKT exceeds US$1.00 (the last day of such 5-day period being the “Trigger Date”), the Company will, within 7 days of the Trigger Date (the “Notice Date”) accelerate the expiry date of the warrants by giving notice to the holders of the warrants that the expiry date of the warrants has been accelerated to 30 days after the Notice Date. Closing of the Offering is anticipated to be on or before December 22, 2012.

Proceeds of the Offering are intended to be used to fund the Company´s exploration and development programs at the Company´s silver and gold projects in Mexico and at the MacArthur and Yerington copper projects in Nevada, as well as general and administration expenses. Finders´ fees may be paid, subject to regulatory approval, in cash, stock or a combination thereof, by the Company in relation to this Offering.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
"Scott Hean"

Scott Hean, Chief Financial Officer, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

The TSX Venture Exchange and the NYSE MKT have not reviewed this release and neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release, required by applicable Canadian laws, does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.